Exhibit 99.8

NICE Enlighten AI Receives Two 2023 CUSTOMER Magazine
Product of the Year Awards

NICE Enlighten AI-driven solutions generate powerful insights that drive customer and agent behaviors

Hoboken, N.J., September 28, 2023 – NICE (Nasdaq: NICE) announced that TMC, a global, integrated media company, and CUSTOMER Magazine has recognized two NICE solutions as 2023 award winners for Product of the Year. The two NICE solutions receiving awards were Enlighten AutoSummary and Enlighten XO + AutoFlow. The CUSTOMER Product of the Year Award recognizes vendors that are advancing the call center, CRM and teleservices industries one solution at a time. The award highlights products which enable their clients to meet and exceed the expectations of their customers.

NICE Enlighten AutoSummary is an artificial intelligence-powered contact center solution for automatically generating contact center summaries of every customer interaction with agents. The interaction notes generated by Enlighten AutoSummary include customer contact reason, actions, and outcomes. The solution is underpinned by predictive AI models based on the industry's leading CX dataset. In addition, Enlighten AutoSummary continuously improves its understanding of specific customer and agent behaviors with machine learning. Enlighten AutoSummary works with any CRM system. Contact centers can use the summary data as part of comprehensive analytics programs to ensure that promised actions and outcomes, such as callbacks, have been scheduled.

NICE Enlighten XO + Autoflow is a first-of-its-kind solution that automatically generates insights from human conversations to build smart self-service with advanced AI. The new solution turns self-service interactions and Conversational AI into engaging experiences and streamlines the development of digital self-service applications by injecting data from the most optimal historical interactions to optimize future self-service experiences. Organizations can leverage Enlighten XO and adopt a data-driven, self-learning, empirical approach to increase self-service effectiveness and drive exceptional experiences.

“NICE Enlighten AutoSummary and Enlighten XO + Autoflow provide our customers with powerful AI-driven customer service capabilities,” said Barry Cooper, President, CX Division, NICE. “Whether it is Conversational AI that is trained based on the actions of an organization's best agents or by saving agents minutes of work on each interaction by automatically summarizing a customer interaction, Enlighten is transforming how businesses deliver exceptional customer experiences.”

“Congratulations to NICE for receiving two 2023 Customer Experience Innovation Awards. NICE was selected for setting the standard in delivering world-class customer experiences,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize this achievement and look to continued innovation from NICE in 2023 and beyond.”

For more than 20 years, TMC has been honoring technology companies with awards in various categories. These awards are regarded as some of the most prestigious and respected honors in the communications and technology sector worldwide.  Winners represent prominent players in the market who consistently demonstrate the advancement of technologies. Each recipient is a verifiable leader in the marketplace.

To learn how organizations are delivering exceptional CX by improving agent behaviors, please visit our website for videos, demos, and expert articles: www.nice.com/enlighten-ai.

About CUSTOMER Magazine
Since 1982, CUSTOMER magazine (formerly Customer Interaction Solutions) has been the voice of the call/contact center, CRM and teleservices industries. CUSTOMER has helped the industry germinate, grow, mature and prosper, and has served as the leading publication in helping these industries that have had such a positive impact on the world economy to continue to thrive. Through a combination of outstanding and cutting-edge original editorial, industry voices, in-depth lab reviews and the recognition of the innovative leaders in management and technology through our highly valued awards, CUSTOMER strives to continue to be the publication that holds the quality bar high for the industry.  Please visit http://customer.tmcnet.com/..

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.